UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                         BLUE ANGEL HOLDINGS CORPORATION
                         -------------------------------
                  (Name of Small Business Issuer in its charter



            Delaware                                              16-1543141
            --------                                              ----------
(State or other jurisdiction of                              I.R.S. Employer
 incorporation or organization)                              Identification No.)


                 8420 Main Street, Williamsville, New York 14221
                    (Address of Principal Executive Offices)

                Issuer's Telephone Number: (716) 626-6311 ext. 18
                                           ----------------------

          Securities and Exchange Commission File Number ______________


Securities to be Registered under Section 12 (b) of the Act: NONE
                                                             ----


Securities to be Registered under Section 12 (g) of the Act:

Title of each Class                              Name of each
to be so Registered:                             Exchange on which
                                                 each Class is to be Registered:

NONE                                             NOT APPLICABLE
-------------                                    --------------

                                TABLE OF CONTENTS


 COVER PAGE                                                             1
 TABLE OF CONTENTS                                                      2
 PART 1                                                                 2
 DESCRIPTION OF BUSINESS                                                3
 DESCRIPTION OF PROPERTY
 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES                6
 REMUNERATION OF DIRECTORS AND OFFICERS                                 6
 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT         7
 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS              7
 SECURITIES BEING OFFERED                                               7

PART II
 MARKET PRICE OF, AND DIVIDENDS ON THE REGISTRANTS' COMMON STOCK        7
 LEGAL PROCEEDINGS                                                      8
 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                          8
 RECENT SALES OF UNREGISTERED SECURITIES                                8
 INDEMNIFICATION OF DIRECTORS AND OFFICERS                              8
 FINANCIALS                                                             9




PART 1

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Forward-Looking Statements. This Registration Statement includes "forward-looking statements" as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we will assert the safe harbor for such statements as contained in that statute. Forward-looking statements contained in this registration statement are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. You should not construe any forward-looking statement as a guarantee of future performance. Our future results and stockholder values will differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict. In addition, we do not have any intention or obligation to update forward-looking statements after this registration statement becomes effective, even if new information, future events, or other circumstances have caused statements expressed in this registration statement to become incorrect or misleading.

Item 6. Description of Business

Blue Angel Holdings Corporation ("BAHC", or the "Company") was incorporated in Delaware on April 28, 1997 with authorized capital of 10,000,000 shares with $0.001 par value. The Company was incorporated with the purpose of developing and/or acquiring a biotechnology business, either through merger and acquisition of pre-existing businesses, or via partnership/joint venture/licensing arrangements with pre-existing businesses. The management has had a varied experience in the financial and stock brokerage business, and maintains contacts with individuals and businesses in the biotechnology industry. As yet the Company has not established a viable business and remains a development stage company.

Although no exact records were kept by the officers during this period, the management has devoted several hours to BAHC as evidenced by the audited figures. There were no full time employees.

The corporation's charter had been revoked by the State of Delaware for not filing the required forms and paying the fees. On December 22, 2000 the corporation re-filed and paid its fees and again became in good standing with the state of incorporation.

It has been determined that the focus of the Company will be to attempt to locate and negotiate with business entities in the biotechnology industry (hereinafter referred to as target company) in order to establish profitable business arrangements. No assurances can be given that the Company will be successful in locating or negotiating with any prospective business partner.


Risk Factors:

The Company's business is subject to numerous risk factors, including the following:

No operating history or revenue and minimal assets: The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a significant business agreement or combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a significant business agreement and/or combination with a target company. There is no assurance that the Company can identify suitable business partners and consummate such a business agreement and/or combination.

Speculative nature of the company's proposed operations: The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business prospects. While management will prefer business arrangements/combinations with entities having established operation histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business arrangement/combination, of which there can be no assurance, the success of the Company's operations will be dependent upon operations and management of the target company and numerous other factors beyond the Company's control.

Scarcity of and competition for business opportunities and combinations: The Company is and will continue to be an insignificant participant in the business of seeking business opportunities in the biotechnology field. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business arrangement/combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

No agreement for business combination or other transaction: The Company has no current binding arrangement, agreement or understanding with respect to engaging in a licensing/distribution arrangement, joint venture, partnership, merger with and/or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. There is no assurance that the Company will be able to negotiate a business arrangement/combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business arrangement/combination with such business entity. Accordingly, the Company may enter into a business arrangement/combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

Continued management control, limited time availability: While seeking a business arrangement/combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's management has not entered into a written employment agreement with the Company and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Loss of the services of Mr. Paul Caruso or Mr. Turchiarelli, the officers and directors, would adversely affect development of the Company's business and its likelihood of continuing operations.

Conflicts of interest --- General: The Company's management participates in other business ventures that may compete directly with the Company. Additional conflicts of interest and involved transactions may also arise in the future.

Reporting requirements may delay or preclude acquisition: Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one of two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target merger and/or acquisition candidate to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Lack of market research or marketing organization: The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business arrangements/combinations.

Probable   change   in   ownership,   control   and   management:   A   business
arrangement/combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a significant interest in the Company. Any such business arrangement/combination may require shareholders of the Company to sell or transfer a major portion of the Company's common stock held by them, or accept significant dilution to their stock ownership. The resulting change in ownership of the Company will likely result in changes in the management of the Company and a corresponding reduction in or elimination of the present management's participation in the future affairs of the Company.

Taxation: Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment for both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combinations will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

Requirement of audited financial statements may disqualify business opportunities: Management of the Company will usually request that any potential business target provide audited financial statements. One or more attractive business targets may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such a case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations tat the audited financial statements will not materially differ from the representation included in such closing documents.


Employees:

The Company currently has no full time employees and only two officers and directors.

Item 7.

The company shares office space with another office of the president, and pays a nominal amount for the use of the office, the telephone system, the copying equipment and the computers. The company owns no equipment and does not plan to purchase anything more than daily activities would require.


Item 8.


The officers and directors of the Company are as follows:

Name                               Age               Position
--------------------------------------------------------------------------------

Mr. Paul Caruso                    50                President, Secretary, and
                                                     Director

Mr. James C. Turchiarelli          52                Director

--------------------------------------------------------------------------------

The following is a brief description of the business background of the executive officers and directors of the Company.


Mr. Paul L. Caruso - President, Secretary, and Director

Mr. Paul Caruso has served in a variety of positions over a long business career. From 1977 to 1996 Mr. Caruso was a licensed stockbroker. During that time Mr. Caruso worked as an account executive, office manager, and national sales manager of an international brokerage firm. Mr. Caruso's responsibilities included recruiting of personnel, site evaluation, and expansion via approximately 50 branch offices worldwide, and supervision of a workforce of brokers and related support personnel that at certain times exceeded one thousand (1,000) in number. Currently, Mr. Caruso is also acting as the President of CT Consulting, Inc.


Mr. James C. Turchiarelli -Director

Mr. Turchiarelli has served in a variety of positions over an extensive corporate career. From 1978 to 1996, Mr. Turchiarelli was a licensed stockbroker, and worked as an account executive, office manager, and regional sales manager of several national brokerage firms. Currently, Mr. Turchiarelli is also working as business consultant in Buffalo, New York.


Item 9.

Mr. Caruso received sixteen thousand six hundred and forty-five dollars ($16,645) in 1998, zero dollars ($0) in 1999, two thousand dollars ($2,000) in 2000, and zero dollars ($0) in 2001 as compensation for his services as officer and director of the Company. Mr. Turchiarelli has received no cash compensation for services rendered as director of the Company. Mr. Caruso and Mr. Turchiarelli have each received eight hundred and fifty thousand (850,000) shares of the Company for their services.

Item 10.

The Company has 2,500,000 shares outstanding with the following individuals owning more than 5% of the total outstanding securities:

Name                        Shares         Address               %age ownership
--------------------------------------------------------------------------------

Paul L. Caruso             850,000      32 Colonial Cr.                34%
                                        Buffalo, NY  14213

James C. Turchiarelli      850,000      2240 Maple Rd.                 34%
                                        Amherst, NY  14221

Mark A. Sigeti             400,000      19 Vermont St.                 16%
                                        Holland, NY  14084

Gerald R. Dewes            200,000      10470 Country Rd.               8%
                                        Clarence, NY 14031

--------------------------------------------------------------------------------

The Company has no authorized or outstanding options, warrants, preferred stock or convertible debt.


Item 11.

Blue Angel Holdings Corporation currently has 60 shareholders and has contracted with Interwest Transfer Company, Inc., based in Salt lake City, Utah, to be the transfer agent and registrar for the company.


Item 12.

No securities are being offered for sale and/or distribution at this time.


PART II

Item 1. Market price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

There has been no trading market for the Company's shares. The only transactions that have occurred were the original issuance of 800,000 shares to the founder, Paul L. Caruso, and a subsequent Rule 504 offering of securities (see below). All such transactions have been recorded in the register of the transfer agent. These transactions occurred over two years prior to this registration and all but "control" shares could be considered "free trading" under Rule 144(k). A total of 2,500,000 shares are outstanding with 400,000 eligible to be classified as "free trading".

No Dividends have been paid nor are any contemplated.

Item 2. Legal Proceedings

There have been no legal proceedings against Blue Angel Holdings Corporation, nor are any currently known to be filed or threatened.


Item 3. Changes in and Disagreements with Accountants.

The Company has engaged the accounting firm of D'Arta & Company, LLP to audit its financial records for the fiscal years ending December 31, 1998, 1999, and 2000. There has been no disagreement or dispute over accounting practices, financial statements disclosure, or auditing scope or procedure.


Item 4. Recent sales of Unregistered Securities.

The Company commenced an offering of its common stock pursuant to Rule 504 of Regulation D in February 1998. The Company offered for sale 200,000 shares of its common stock at the price of $0.25 per share for a total of US$50,000. The Company sold 129,000 shares to 51 investors in the offering between February and April 1998.


Item 5. Indemnification of Directors and Officers.

The Registrant's Articles of Incorporation, effective April 28, 1997, provide for limitation of liability for officers and directors by requiring that no director have any personal liability to the Registrant or its shareholders for money damages other than for (1) breaches of the director's duty of loyalty to the Registrant; (2) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (3) unlawful distributions; (4) transactions resulting in an improper personal benefit to the director; (5) acts or omissions occurring prior to the date of incorporation.

                         BLUE ANGEL HOLDINGS CORPORATION

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                                     D'ARATA
                                       &
                                   COMPANY LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------
                              BUSINESS CONSULTANTS





                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Blue Angel Holdings Corporation
Buffalo, New York

We have audited the accompanying balance sheets of blue Angel Holdings Corporation (a corporation) as of December 31, 2000 and 1999, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Angel Holdings Corporation as of December 31, 2000 and 1999, and the results of its operation and cash flows for the years then 'ended in conformity with generally accepted accounting principles.







/s/ D'Arata & Company LLP
-------------------------
D'Arata & Company LLP


September 14, 2001

________________________________________________________________________________
1230 Delaware Avenue/Buffalo, New York 14209/PH (716)842-3900/Fax (716) 883-2963


                         BLUE ANGEL HOLDINGS CORPORATION
                         -------------------------------
                                 BALANCE SHEETS
                                 --------------
                           DECEMBER 31, 2000 AND 1999
                           --------------------------

                       (See Independent Auditors' Report)

                                     ASSETS
                                     ------

                                                              2000        1999
                                                              ----        ----

Current assets:

          Cash                                               $     15    $   --
                                                             ========    ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:

          Loan payable - individual, unsecured
                No stated interest rate                      $ 10,000    $   --

Stockholders' equity:

          Common stock - authorized 30,000,000
            shares, 2,500,000 issued and outstanding,
            .005 per value                                     32,050      32,050
          Accumulated deficit                                 (42,035)    (32,050)
                                                             --------    --------
                                                               (9,985)       --
                                                             --------    --------
                                                             $     15    $   --
                                                             ========    ========




                 See, accompanying notes to financial statements

                         BLUE ANGEL HOLDINGS CORPORATION
                         -------------------------------
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                    -----------------------------------------
                  FOR THE YEARS ENDED DECEMBER 31 2000 AND 1999
                  ---------------------------------------------

                       (See Independent Auditors' Report)

                                                       2000        1999
                                                       ----        ----

Selling, general and administrative expenses:
         Management fees                              $  2,000    $   --
         Rent                                             --         2,350
         Legal fees                                      5,030          75
         Accounting Fees                                 2,000        --
         Office                                           --           325
         Travel                                            223        --
         Charitable donation                               100        --
         Bank fees                                         124          75
         Taxes                                             508        --
                                                      --------    --------
                  Total selling, general and
                  administrative expenses                9,985       2,825
                                                      --------    --------

                  Operating loss                        (9,985)     (2,825)

Other income                                              --           122
                                                      --------    --------

                  Net loss                              (9,985)     (2,703)

Accumulated deficit-beginning                          (32,050)    (29,347)
                                                      --------    --------

                  Accumulated deficit-ending          $(42,035)   $(32,050)







                 See accompanying notes to financial statements

                         BLUE ANGEL HOLDINGS CORPORATION
                         -------------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                 ----------------------------------------------

                       (See Independent Auditors' Report)

                                                          2000        1999
                                                          ----        ----

Cash flows from operating activities:
        Net loss                                         $ (9,985)   $ (2,703)

Cash flows from financing activities:
        Issuance of long-term debt                       $ 10,000        --
                                                         --------    --------

                 Net increase (decrease) in cash               15      (2,703)

Cash-beginning                                               --         2,703
                                                         --------    --------

                 Cash-ending                             $     15    $   --
                                                         ========    ========











                 See accompanying notes to financial statements

                         BLUE ANGEL HOLDINGS CORPORATION
                         -------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                 ----------------------------------------------


Note 1- Summary of Significant Accounting Policies:
---------------------------------------------------

Nature of Operations - Blue Angel Holdings Corporation was incorporated to develop an internet E-commerce solution provider business.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that offset the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                        BLUE ANGEL HOLDINGS CORPORATION (Registrant)

                        By /s/ Paul Caruso
                           ---------------------------------------
                        Paul Caruso, President/Secretary